BAKER & MCKENZIE

貝克·麥堅時律師事務所



06016469

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 SEP -5 A 10:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32073984-130435

By Hand

August 29, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated July 27, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

9/5

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of July 27, 2006:

1. Announcement on 2006 Interim Results, released on August 28, 2006, in English and in Chinese.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

The board of directors (the "Board") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "Company") hereby announces the unaudited consolidated financial results of the Company, its subsidiaries and jointly controlled entity (the "Group") for the six months ended 30 June 2006, as prepared in accordance with International Financial Reporting Standards. The Group's interim results for the six months ended 30 June 2006 was unaudited, but it has been reviewed by KPMG, the auditors of the Company, in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by Hong Kong Institute of Certified Public Accountants. KPMG's unmodified independent review report addressed to the Board is included in the interim report to be sent to the Company's shareholders. The Audit Committee of the Company has also reviewed the 2006 interim financial results of the Group and its relevant financial information.

FINANCIAL AND BUSINESS SUMMARIES:

- Power generated by the Group, consolidated on the same basis as that of the financial statement, amounted to 24.86 million MWh, representing an increase of approximately 8.91% over the corresponding period in 2005;
- On-grid power sold amounted to 23.27 million MWh, representing an increase of approximately 8.87% over the corresponding period in 2005;
- Turnover amounted to approximately RMB7,116 million, representing an increase of approximately 11.20% over the corresponding period in 2005;
- Profit after taxation attributable to equity shareholders of the Company amounted to approximately RMB536 million, representing an increase of approximately 14.64% over the corresponding period in 2005; and
- Earnings per share were approximately RMB0.089.

The Board hereby announces the Group's unaudited results for the six months ended 30 June 2006, with relevant 2005 comparative figures. For the six months ended 30 June 2006, the Group's turnover amounted to approximately RMB7,116 million, representing an increase of approximately 11.20% over the corresponding period in 2005; profit after taxation attributable to equity shareholders of the Company amounted to approximately RMB536 million, representing an increase of approximately 14.64% over the corresponding period in 2005. Earnings per share were approximately RMB0.089 and net assets per share (excluding minority interests) amounted to approximately RMB2.13.

During the first half of 2006, power-generating units of the Group operated safely and steadily. Electricity generation and sales revenue continued to attain relatively high growth. Details of further analysis of the Group's operation are provided in the Group's unaudited financial information as shown below.

THE GROUP'S POWER GENERATION FACILITIES

The Group is one of the largest listed power-generating group companies in the PRC. As at 30 June 2006, the total installed capacity controlled and invested by the Group and the Company's total interested installed capacity amounted to 10,967.2MW and 8,601.4MW, respectively. As at the date of this announcement, the total installed capacity controlled and invested by the Group and the Company's total interested installed capacity amounted to 11,567.2MW and 9,007.65MW respectively. The details are set out as follows:

Power Plants / Companies	Installed Capacity (MW) (as at the date of the announcement)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2x600MW+4x335MW	2x1,000MW generating units under construction
Shiliquan Plant	1,285	100%	2x300MW+4x140MW +1x125MW	
Laicheng Plant	1,200	100%	4x300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(Note1)*	660	45%	2x330MW	2x670MW generating units under construction
Huadian Qingdao Power Company Limited ("Qingdao Company") *(Note2)*	1,260	55%	4x300MW+60MW	
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2x145MW+2x88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(Note2/Note3)*	590	80.41%	1x300MW+2x145MW	1x300MW generating unit under construction
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") *(Note3)*	333	54.49%	2x150MW+1x33MW	2x315MW generating units under construction
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4x300MW	2x600MW generating units under construction
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	—	97%	—	2x600MW generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	—	90%	—	2x660MW generating units under construction
Ningxia Zhongning Power Company Limited ("Zhongning Company") *(Note4)*	660	50%	2x330MW	
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") *(Note5)*	—	65%	—	2x600MW generating units under construction
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,432.2	31.11%	4x330MW+112.2MW	112.2MW wind power, 4x330MW thermal power
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	600	40%	2X300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	—	40%	—	2x600MW generating units under constructoin
Total installed capacity controlled and invested *(Note6)*	11,567.2			
Total interested installed capacity *(Note7)*	9,007.6			

Note 1: Upon the completion of capital increase and change of business registration procedures in January 2006, the Company held 45% equity interest in and obtained the power to govern the financial and operating policies of Weifang Company. As of January 2006, Weifang Company was accounted for 100% instead of the previous 30% in the consolidated financial statements.

Note 2: The second 300MW generating unit of Qingdao Company Phase II Project and the first 300MW generating unit of Zhangqiu Company Phase II Project have each completed 168 hours trial operation in full load capacity required by the State and commenced commercial operations on 9 July 2006 and 14 July 2006 respectively.

Note 3: The expansion project of two 315MW generating units of Tengzhou Company Phase II Project and the expansion project of two 300MW generating units of Zhangqiu Company Phase II Project were approved by the National Development and Reform Commission (the "NDRC") in April and June 2006 respectively.

Note 4: Zhongning Company, formerly known as Ningxia Yinglite Zhongning Power Company Limited, was renamed as Ningxia Zhongning Power Company Limited upon the change of business registration in June 2006.

Note 5: In February 2006, Lingwu Company was established in which the Company held 65% equity interest, and was included into the Group's consolidated financial statement since its incorporation.

Note 6: The aggregate total installed capacities of the Company, its subsidiaries, jointly controlled entity and associates, of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equtiy interest held by Ningxia Power Company.

Note 7: The aggregate proportionate installed capacities of the Company and companies controlled and invested by the Company, determined based on the respective percentage equity interest held by the Company, of which the interested capacity of Ningxia Power Company of 1,092MW was 31.11% included, representing the Company's equity interest in Ningxia Power Company.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

In June 2006, a total of 317 generating units participated in the 35th Large-scale Thermal Power Units Competition of the PRC for the Year 2005 (with unit capacity of 300MW and above). Generating units were assessed in accordance with their performance in operating efficiency, safe operating period and production rate. Awards were given to 69 generating units in the competition, representing an overall prize winning rate of 21.8%. The Group participated in the competition with 20 generating units of 300MW or 600MW, and 9 of them won awards, representing a prize winning rate of 45%. In the competition, No.5 unit and No.6 unit of Zouxian Plant won the first-class award and third-class award respectively for the 600MW generating units category; No.3 unit of Zouxian Plant, No.2 unit of Qingdao Company and No. 3 unit of Laicheng Plant won the first-class awards under the category of 300MW generating units; No.3 and No.4 units of Guangan Company won the second-class awards under the category of 300MW generating units; and No.2 unit of Weifang Company, No.6 unit of Shiliquan Plant and No.1 unit of Qingdao Company won third-class awards under the 300MW generating units category.

BUSINESS REVIEW

(1) Power generation

For the six months ended 30 June 2006 on the same consolidation basis as that of the financial statement, the electricity generated by the Group amounted to approximately 24.86 million MWh, representing an increase of 8.91% over the same period of last year. The average utilization hours of the power generation facilities of the Group were 2,714 hours, representing a decrease of 77 hours over the same period in 2005.

(2) Turnover

For the six months ended 30 June 2006, the turnover of the Group was approximately RMB7,116 million, representing an increase of approximately 11.20% over the same period in 2005. The revenue from sale of electricity amounted to approximately RMB6,956 million, representing an increase of 11.21% over the corresponding period in 2005. The revenue from sale of heat amounted to approximately RMB160 million, representing an increase of 10.54% over the corresponding period in 2005.

(3) Profit

For the six months ended 30 June 2006, the operating profit of the Group was approximately RMB1,091 million, representing an increase of approximately 14.71% over the corresponding period in 2005. Profit after taxation attributable to the equity shareholders of the Company was approximately RMB536 million, representing an increase of approximately 14.64% when compared with the same period of last year. Earnings per share were approximately RMB0.089 and net assets per share (excluding minority interests) were approximately RMB2.13.

(4) Newly installed capacity

To date, two new generating units of the Group have commenced commercial operations in 2006. The second 300MW generating unit of Qingdao Company Phase II Project was completed and commenced commercial operations on 9 July 2006. The first 300MW generating unit of Zhangqiu Company Phase II Project was completed and commenced commercial operations on 14 July 2006.

(5) Construction in progress

To date, the Group's projects under construction include: two 1,000MW generating units of Zouxian Plant Phase IV Project, two 670MW generating units of Weifang Company Phase II Project, one 300MW generating unit of Zhangqiu Company Phase II Project, two 315MW heat and electricity co-generating units of Tengzhou Company Phase II Project, two 600MW generating units of Guangan Company Phase III Project, two 600MW generating units of Lingwu Company, two 600MW generating units of Suzhou Company Phase I Project, two 660MW generating units of Xinxiang Company Phase I Project and two 600MW generating units of Luzhou Company. The above generating units are expected to be put into operation successively from the second half of 2006 to 2008.

(6) Preliminary projects

The preliminary projects currently under development by the Group include: four 220MW hydropower stations in Sichuan Daduhe Luding Hydropower Station which were granted rights of development and the Group spares no effort in obtaining development rights for other hydropower projects in Daduhe River Basin; proactively participated in the tender for license of wind power generation in China and was granted development rights for wind power generation projects in Binhai of Jiangsu and Jimo of Qingdao, and entered into agreements with local authorities of Shandong, Hebei, Liaoning, Ningxia and Inner Mongolia to develop wind power generation in the regions. With regards to thermal power reserves exploration projects, the Group is actively exploring power source reserves in Shandong, Anhui, Ningxia and Henan.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macroeconomy and demand on electricity

In the first half of 2006, the gross domestic product ("GDP") of the PRC amounted to RMB9,144.3 billion, representing an increase of 10.9% over the corresponding period in 2005 determined based on comparable prices. Power consumption of the whole society totalled 1,311.1 million MWh, representing an increase of 12.89% over the corresponding period in 2005, of which the consumption of the primary, secondary and tertiary industries represented an increase of 9.31%, 13.28% and 10.39% over the same period of last year respectively. Power consumption of urban and rural residents grew by 13.43%.

Currently, the Company's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Anhui and Henan Provinces in the first half of 2006 reached 15.3%, 13.3%, 11.9% and 14.0% respectively. Their GDP growth rates are higher than the national average by 4.4, 2.4, 1.0 and 3.1 percentage points, respectively. The GDP growth rate of Ningxia Hui Autonomous Region was 10.6%, which was slightly lower than the national average. Power consumption of the whole society for Shandong Province increased by 16.59%. In line with the GDP growth, power demands in other regions increased at a relatively rapid rate.

(2) Turnover and profit

For the six months ended 30 June 2006, the total volume of electricity sold by the Group to the power grids was 23.27 million MWh, representing an increase of 8.87% over the same period of last year. The increase was mainly due to a growth in the volume of power generation by newly installed generating units, a change in the accounting treatment of Weifang Company from the previous 30% proportionate consolidation method to 100% consolidation method and adopted 50% proportionate consolidation method to account for Zhongning Company since 2006 (the "Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis". For details, please refer to Significant Events (3)). In the first half of 2006, the turnover of the Group amounted to approximately RMB7,116 million, representing an increase of approximately 11.20% over the same period in 2005. This was mainly due to increase in the volume of electricity generated and the average on-grid electricity tariff increased by approximately 2.16% or RMB7.40/MWh (including value-added tax). Revenue from the sale of electricity amounted to approximately RMB6,956 million, representing an increase of 11.21% over the same period in 2005. Revenue from sale of heat amounted to approximately RMB160 million, representing an increase of 10.54% over the same period in 2005.

The Group's operating profit amounted to approximately RMB1,091 million, representing an increase of approximately 14.71% over the same period in 2005.

(3) Operating expenses

During the first half of 2006, the operating expenses of the Group amounted to approximately RMB6,025 million, representing an increase of about 10.59% when compared with the corresponding period of last year, attributable to the growth in the volume of power generation and Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis.

The major operating expense of the Group was the coal costs. The coal costs of the Group during the first half of the year was approximately RMB3,854 million, representing an increased of 6.96% over the same period in 2005, the percentage of growth was lower than that in the volume of electricity generation. The unit coal cost of the Group was RMB159.54/ MWh, representing a decrease of 1.59% over the same period of last year.

During the first half of the year, depreciation and amortization expenses of the Group amounted to RMB934 million, representing an increase of RMB126 million over the same period of last year. This was mainly due to an increase of the Group's depreciation arising from the additional assets of new generating units being put into operation and Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis.

During the first half of the year, major overhaul expenses of the Group amounted to approximately RMB138 million, representing a decrease of RMB5.30 million over the same period of last year. The decrease was mainly attributable to the decreased number of generating units undertaken major overhauls over the corresponding period of last year.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

During the first half of the year, repairs and maintenance expenses of the Group amounted to approximately RMB69.18 million, representing an increase of RMB2.68 million, or 4.03%, over the same period of last year. However, the percentage of growth in repairs and maintenance expenses was relatively lower than that in power generation capacity and power generation volume under the implementation of cost control measures.

During the first half of the year, personnel costs of the Group amounted to approximately RMB550 million, representing an increase of RMB118 million, or 27.33%, over the same period of last year. This was mainly due to the Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis.

During the first half of the year, administrative expenses of the Group amounted to approximately RMB249 million, representing an increase of RMB35.16 million compared with the same period of last year. This was mainly due to the increase in environmental protection charges and the Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis.

During the first half of the year, other operating expenses of the Group amounted to approximately RMB144 million, representing an increase of RMB23.44 million over the same period of last year. This was mainly due to the surge in fuel oil prices and increase in water expenses for power generation resulting from increased volume of power generation.

(4) Finance costs

For the six months ended 30 June 2006, net finance costs of the Group amounted to approximately RMB253 million, representing an increase of 7.08% when compared with the corresponding period of last year, of which interest expenses amounted to RMB291 million, representing an increase of approximately 8.28% when compared with the corresponding period of last year. This was mainly attributable to the increase in loan interests expenses after the new generating unit of Qingdao Company was put into operation as well as the Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis.

(5) Indebtedness

As at 30 June 2006, the borrowings of the Group amounted to RMB24,495 million, of which loans denominated in US dollars amounted to US$197 million. The gearing ratio (that is total liabilities/total assets) was 65.46%.

(6) Cash and cash equivalents

As at 30 June 2006, cash and cash equivalents owned by the Group amounted to approximately RMB735 million.

(7) Production, operation and safety

In the first half of 2006, the equivalent availability factor of the generating units and equivalent forced suspension rate of the Group were 91.29% and 0.70% respectively.

In the first half of 2006, the operation safety of the Group's generating units maintained at a safe and stable level and had achieved the 100-day safety record for 16 times. Tengzhou Company managed by the Group had recorded continuous safe production over 3,000 days; Zouxian Plant, Laicheng Plant, Guangan Company, Qingdao Company, Weifang Company and Zibo Company had recorded continuous safe production for over 2,000 days; and Zhangqiu Company had recorded continuous safe production for over 1,000 days.

During the first half of 2006, the Group had undertaken a total of 5 major overhauls and 14 minor overhauls for its generating units, representing a planned overhaul rate of 6.91%.

BUSINESS PURSUITS

In 2006, the first year of the "11th Five-Year Plan", the PRC will embark on a series of new strategic initiatives for national economy and social development during the "11th Five-Year" period. The PRC government has clearly indicated that it would lead the economy and the society by scientific means. On such basis, the PRC government strives to establish a harmonious society; to develop a cyclical economy; to expedite the transformation of the mode of economic growth; and pursue an energy-saving and environmental-friendly society. As for power generating enterprises, the steady growth of the PRC economy will lay a strong foundation for increasing demand for electricity power.

The major objectives of the Group in the second half of 2006 are as follows:

1. To ensure safe and stable operation of the Group's power plants, to achieve the Group's operational targets for 2006, to control costs strictly and maintain the Group's power plants in leading position in various technological and economic performance indicators within the industry.
2. To ensure smooth and effectively-controlled construction in progress in terms of, construction safety, quality, speed and pricing, to commence commercial operations of the first 670MW generating unit of Weifang Company Phase II project, the second 300MW generating unit of Zhangqiu Company Phase II project and the first 315MW generating unit of Tengzhou Company Phase II project within the year of 2006.
3. To actively pursue the Group's preliminary projects, further optimize power source structure and regional structure, and actively explore new energy projects to realize a diversified power generation structure focusing on thermal power and supplemented by other power generating sources including hydropower, wind power and biomass energy power generation.
4. To continue to make use of the edge of China Huadian Corporation's power source exploration projects across the PRC; to compete for the exploration and establishment of an increasing number of new projects and to speed up the Group's power generation business in the entire PRC.
5. To strengthen control on coal cost, continue to strengthen long-term strategic partnership with coal mines to improve coal quality and secure coal supply.
6. To adhere to low cost strategies and achieve further increase in the Company's profitability.
7. To actively explore various debt financing channels so as to cut down finance costs for future financial needs as a result of the accelerating development of the Company.
8. To introduce innovative human resources management system so as to improve the overall quality of the Company's management.

Dividend

The Board decided not to declare any interim dividend for the six months ended 30 June 2006.

Connected Transactions

Connected transaction, as defined in the Listing Rules, newly entered into by the Company for six months ended 30 June 2006 is as follows:

Investment in Huadian Coal Industry Group Co., Ltd. ("Huadian Coal")

On 24 April 2006, the Company and Huadian Coal entered into the Capital Enlargement Agreement ("Enlargement Agreement") in Huadian Coal Industry Group Co., Ltd. such that the Company participated in the capital enlargement of Huadian Coal. Upon completion of the Enlargement Agreement, the Company will own approximately 20.19% equity interest in Huadian Coal, China Huadian Corporation will directly hold approximately 51.28% equity interest in Huadian Coal with the rest of the equity interest to be held by the other subsidiaries and associates of China Huadian Corporation. Details of the above were set out in the announcement of the Company dated 24 April 2006.

Significant Events

(1) Share Reform

Pursuant to the "Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" promulgated by the State Council of the PRC and the provisions of relevant regulations promulgated by China Securities Regulatory Commission, the Company published the "Indicative Announcement in Relation to Share Reform" on 12 June 2006 and the shares of the Company were suspended from trading for implementation of Share Reform; the "Announcement on Share Reform Proposal" was published on 15 June 2006; the "Announcement on Revised Share Reform Proposal" was published on 23 June 2006; the "Share Reform Proposal approved by State-owned Assets Supervision and Administration Commission" was published on 5 July 2006. On 10 July 2006, the Company convened the Relevant Shareholders' Meeting of A Share Market in relation to the Share Reform to approve the Share Reform Proposal of the Company, and the "Announcement on the Results of Relevant Shareholders' Meeting in Relation to Share Reform" was published on the following day; the "Share Reform Proposal Approval" by the Ministry of Commerce was published on 20 July 2006. On 26 July 2006, the Company published the "Announcement on Implementation of Share Reform Proposal". The trading in shares of the Company was resumed on 1 August 2006 and its short name was "G Huadiandian".

The holder of circulating A shares of the Company whose name appeared on the register of members on 28 July 2006 was offered 3 shares as a consideration by holders of non-circulating shares for every 10 circulating A shares held by it. The original non-circulating shares held by the holder of non-circulating shares of the Company were granted the status of listing from 1 August 2006. However, there is currently no real circulation of shares due to the trading moratorium.

For details, please refer to the related announcements published by the Company.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

(2) **Electricity Tariff adjustment**

To alleviate the impact of the rise in coal price and adjustment of railway transportation expenses, the NDRC adjusted the on-grid tariffs of power grids located in areas such as Northern China, Central China, Eastern China and North-Western China with effect from 30 June 2006. The Group's existing on-grid tariffs for power generating units in Shandong Province at a rate lower than RMB400/MWh (value-added tax inclusive, the same for below) will be adjusted upward by RMB10.9/MWh and on-grid tariffs at a rate higher than RMB400/MWh will be adjusted upward by RMB6/MWh; on-grid tariffs for power generating units of Guangan Company in Sichuan Province will increase by RMB14.8/MWh; on-grid tariffs for power generating units of Zhongning Company in Ningxia Hui Autonomous Region, where excess output tariffs will not be cancelled in the meantime, will increase by RMB3.4/MWh; on-grid tariffs for power generating units of Chizhou Company in Anhui Province will be adjusted upward by RMB2/MWh.

According to the above-mentioned electricity tariff adjustments, the average on-grid tariffs (value-added tax inclusive) of the Company will increase by RMB11/MWh (excluding tariffs rise resulting from desulphurization) with effect from 30 June 2006. Details of the adjustment plan were set out in the announcement of the Company dated 30 June 2006.

(3) **Change of Consolidation Method for Weifang Company and Inclusion of Zhongning Company on a Consolidated Basis**

The Company increased its equity interest in Weifang Company from 15% to 45% in January 2006 and in accordance with the revised articles of association of Weifang Company, the Company has obtained the power to govern the financial and operating policies of Weifang Company. Hence, Weifang Company changed from a jointly controlled entity into a subsidiary of the Company and changed its accounting treatment from the previous 30% proportionate consolidation method to 100% consolidation method. Zhongning Company, in accordance with the revised articles of association, became a jointly controlled entity of the Company, and was accounted for on a 50% proportionate consolidation basis in the preparation of the consolidated financial statement since 2006.

(4) **Inspection made by China Securities Regulatory Commission Shandong Regulatory Bureau ("Shandong Securities Regulatory Bureau")**

Shandong Securities Regulatory Bureau made an inspection visit to the Company from 29 May to 2 June 2006 and issued a Notice of Rectification (Lu Zheng Jian Gong Si Zi [2006] No. 32) on 29 June 2006. The Company proposed detailed rectification measures for the issues in accordance with requirements stated in the Notice of Rectification and in line with requirements of relevant laws, regulations and rules. For details, please refer to the 2006 Interim Report prepared under the PRC accounting standards and regulations, which is available on the website of Shanghai Stock Exchange: http://www.sse.com.cn.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

For the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its issued securities ('securities' having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSIT

As at 30 June 2006, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2006, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the directors of the Company to be pending or threatened by or against the Group.

AUDIT COMMITTEE

The unaudited financial statements prepared under International Accounting Standard 34 "Interim Financial Reporting" for the six months ended 30 June 2006 were reviewed by the Company's Audit Committee.

CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, but are not limited to, its articles of association, Rules of Procedures of Audit Committee, Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee and related documents.

The Board has reviewed the relevant requirements prescribed under the codes on corporate governance practices adopted by the Company and its actual operations, and took the view that the corporate governance practices adopted by the Company during the first half of 2006 met the requirements under the code provisions in the Code on Corporate Governance Practices as contained in Appendix 14 to the Listing Rules and there was no deviation from such code provisions.

By Order of the Board
Huadian Power International Corporation Limited*
He Gong
Chairman

Jinan, the PRC
25 August 2006

As at the date of this announcement, the directors of the Company are:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director)

* *For identification only*

I. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED INTERIM FINANCIAL REPORT PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONSOLIDATED INCOME STATEMENT(UNAUDITED)

for the six months ended 30 June 2006
(Expressed in Renminbi)

	Note	Six months ended 30 June 2006 RMB'000	2005 RMB'000
Turnover	3	**7,116,054**	6,399,448
Operating expenses			
Coal consumption		**(3,853,880)**	(3,602,948)
Depreciation and amortisation		**(933,666)**	(807,280)
Major overhaul expenses		**(137,833)**	(143,133)
Repairs and maintenance		**(69,179)**	(66,501)
Personnel costs		**(549,666)**	(431,684)
Administrative expenses		**(248,602)**	(213,439)
Sales related taxes		**(88,209)**	(62,769)
Other operating expenses		**(143,866)**	(120,429)
		(6,024,901)	(5,448,183)
Operating profit		**1,091,153**	951,265
Investment income		**19,296**	—
Other net income		**14,437**	18,556
Net finance costs	4	**(253,009)**	(236,289)
Share of profits less losses of associates		**(186)**	9,621
Profit before taxation	5	**871,691**	743,153
Income tax	6	**(270,136)**	(226,844)
Profit for the period		**601,555**	516,309
Attributable to:			
Equity shareholders of the company		**536,042**	467,587
Minority interests		**65,513**	48,722
Profit for the period		**601,555**	516,309
Basic earnings per share	8(i)	**RMB0.089**	RMB0.079



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

CONSOLIDATED BALANCE SHEET(UNAUDITED)
as at 30 June 2006
(Expressed in Renminbi)

	Note	At 30 June 2006 RMB'000	At 31 December 2005 RMB'000
Non-current assets			
Property, plant and equipment		22,734,105	21,348,609
Construction in progress		16,014,024	9,048,143
Lease prepayments		508,223	429,770
Intangible assets		44,431	44,431
Interest in associates		1,218,812	918,211
Other investments		135,539	175,639
Deferred tax assets		32,161	46,218
		40,687,295	32,011,021
Current assets			
Inventories		474,450	558,847
Deposits, other receivables and prepayments		246,236	87,127
Trade and bills receivables	9	1,483,179	1,263,332
Tax recoverable		1,803	2,789
Cash and cash equivalents		735,215	845,642
		2,940,883	2,757,737
Current liabilities			
Bank loans		8,608,545	5,492,551
Current portion of loans from shareholders		—	175,000
Current portion of state loans		9,864	9,584
Other loans		1,645,950	398,623
Amounts due to holding company		10,415	33,000
Trade and bills payables	10	1,834,822	1,061,917
Other payables		1,161,293	889,640
Tax payable		123,179	113,970
		13,394,068	8,174,285
Net current liabilities		(10,453,185)	(5,416,548)
Total assets less current liabilities		30,234,110	26,594,473
Non-current liabilities			
Bank loans		12,158,631	9,785,891
Loans from shareholders		1,335,000	1,135,000
State loans		80,977	70,179
Other loans		655,820	1,365,647
Deferred government grants		196,300	136,170
Deferred tax liabilities		737,711	439,170
		15,164,439	12,932,057
Net assets		15,069,671	13,662,416
Capital and reserves			
Share capital		6,021,084	6,021,084
Reserves		6,790,023	6,600,625
Total equity attributable to equity shareholders of the company		12,811,107	12,621,709
Minority interests		2,258,564	1,040,707
Total equity		15,069,671	13,662,416

NOTES TO THE UNANDITED INTERIM FINANCIAL REPORT
(Expressed in Renminbi)

1 Basis of preparation

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 25 August 2006.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2005.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2005 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the IASB. IFRS includes all applicable IFRS, IAS and related interpretations.

IASB has issued a number a new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The Board of Directors has determined the accounting policies to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2006, on the basis of IFRS currently in issue.

The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2006 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements. The adoption of the new and revised IFRS did not have any significant impact on the group's results of operations and financial position.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2005 that is included in the interim financial report as being previously reported information does not constitute the company's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2005 are available from the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 24 March 2006.

2 Acquisitions

In January 2006, the company increased its equity interests in Huadian Weifang Power Generation Company Limited ("Weifang Company") from 30% to 45%. Pursuant to the revised articles of association of Weifang Company, the company has obtained the power to govern the financial and operating policies of Weifang Company and therefore, Weifang Company changed from a jointly controlled entity to a subsidiary of the company. The group changed from adopting *proportionate consolidation accounting method to consolidation accounting* method to account for its investment in Weifang Company in the preparation of the consolidated financial statements thereafter.



華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

In 2006, Ningxia Zhongning Power Generation Company Limited ("Zhongning Company") (formerly known as Ningxia Yinglite Zhongning Power Company Limited) amended its articles of association. Pursuant to the revised articles of association, the company and Ningxia Power Generation (Group) Company Limited ("Ningxing Power Company") jointly controlled Zhongning Company and therefore, Zhongning Company changed from an associate to a jointly controlled entity of the company. The group changed from adopting equity method to proportionate consolidation method to account for its investment in Zhongning Company in the preparation of the consolidated financial statements thereafter.

The acquisitions had the following effect on the group's assets and liabilities:

	Pre-acquisition carrying amounts *RMB'000*	Fair value adjustments *RMB'000*	Recognised values on acquisitions *RMB'000*
Property, plant and equipment	2,039,255	166,080	2,205,335
Construction in progress	1,054,545	—	1,054,545
Lease prepayments	78,547	—	78,547
Other investments	3,500	—	3,500
Inventories	36,088	—	36,088
Deposits, other receivables and prepayments	2,255	—	2,255
Trade receivables	114,262	—	114,262
Cash and cash equivalents	675,149	—	675,149
Trade payables	(101,885)	—	(101,885)
Other payables	(109,717)	—	(109,717)
Tax payable	(3,366)	—	(3,366)
Loans	(2,270,732)	—	(2,270,732)
Deferred government grants	(33,530)	—	(33,530)
Deferred tax liabilities	(179,377)	(51,402)	(230,779)
Minority interests	(612,838)	(81,997)	(694,835)
Total	692,156	32,681	724,837
Less: Cash and cash equivalents acquired			(675,149)
Reclassification from investment in associate			(95,337)
Net cash inflow			(45,649)

The acquisitions contributed unaudited turnover amounting to RMB551,341,000 and unaudited profit after tax amounting to RMB32,992,000 for the six months ended 30 June 2006.

3 Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Major components of the group's turnover are as follows:

	Six months ended 30 June 2006 *RMB'000*	2005 *RMB'000*
Sale of electricity	**6,956,095**	6,254,736
Sale of heat	**159,959**	144,712
	7,116,054	6,399,448

4 Net finance costs

	Six months ended 30 June 2006 *RMB'000*	2005 *RMB'000*
Interest on bank and other loans	**608,904**	361,969
Less: Interest capitalised	**(318,218)**	(93,509)
Net interest expenses	**290,686**	268,460
Less: Interest income	**(4,542)**	(11,511)
Net foreign exchange gain	**(14,481)**	—
Net gain on derivative financial instruments	**(18,654)**	(20,660)
Net finance costs	**253,009**	236,289

5 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2006 *RMB'000*	2005 *RMB'000*
Cost of inventories	**4,117,367**	3,851,966
Amortisation of intangible assets and lease prepayments	**15,844**	11,008
Depreciation	**917,822**	796,272
Dividend income	**(3,140)**	—
Profit on sale of investments	**(16,156)**	—

6 Income tax

	Six months ended 30 June 2006 *RMB'000*	2005 *RMB'000*
Charge for the People's Republic of China ("PRC") enterprise income tax	**210,452**	162,680
Deferred tax expense	**59,684**	64,164
	270,136	226,844

The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (six months ended 30 June 2005: 33%) on the estimated assessable profits of the group for the six months ended 30 June 2006 determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary of the company which is taxed at a preferential rate of 15% and a jointly controlled entity of the company which is tax exempted.

7 Dividends

(i) Dividends attributable to the interim period:

The directors do not recommend the payment of any interim dividend for the six months ended 30 June 2006 (six months ended 30 June 2005: RMB Nil).

(ii) Dividends attributable to the previous financial year, approved and paid during the interim period:

	Six months ended 30 June 2006 *RMB'000*	2005 *RMB'000*
Final dividend in respect of the financial year ended 31 December 2005, approved and paid during the following interim period, of RMB0.065 per share (year ended 31 December 2004: RMB0.035)	**391,370**	210,738

8 Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the company for the six months ended 30 June 2006 of RMB536,042,000 (six months ended 30 June 2005: RMB467,587,000) and the weighted average number of shares in issue during the six months ended 30 June 2006 of 6,021,084,000 (six months ended 30 June 2005: 5,893,584,000).

(ii) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the six months ended 30 June 2005 and 2006.



華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

9 Trade and bills receivables

	As 30 June 2006 RMB'000	At 31 December 2005 RMB'000
Trade and bills receivables for sale of electricity	1,421,218	1,214,094
Trade and bills receivables for sale of heat	61,961	49,238
	1,483,179	1,263,332

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follow:

	As 30 June 2006 RMB'000	At 31 December 2005 RMB'000
Within one year	1,465,810	1,247,413
Between one and two years	1,468	17
Between two and three years	733	1,594
More than three years	15,168	14,308
	1,483,179	1,263,332

10 Trade and bills payables

All of the trade and bills payables are expected to be settled within one year.

II. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS

The consolidated financial information below is extracted from the unaudited consolidated financial statements prepared under PRC Accounting Standards and Regulations included in the 2006 interim report of the Group:

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT (UNAUDITED)

for the six months ended 30 June 2006
(Expressed in Renminbi'000)

	Six months ended 30 June 2006	2005
Sales from principal activities	7,116,054	6,399,448
Less: Cost of sales from principal activities	(5,471,619)	(4,995,240)
Sales taxes and surcharges	(88,209)	(62,769)
Profit from principal activities	1,556,226	1,341,439
Add: Profit from other operations	10,994	7,736
Less: Administrative expenses	(433,122)	(381,494)
Financial expenses	(305,107)	(255,758)
Operating profit	828,991	711,923
Add: Investment income	19,110	9,386
Non-operating income	2,899	11,332
Less: Non-operating expenses	(1,267)	(2,371)
Profit before income tax	849,733	730,270
Less: Income tax	(267,042)	(227,045)
Minority interests	(74,944)	(49,172)
Net profit for the period	507,747	454,053
Add: Retained profits at the beginning of the period	3,197,784	2,545,791
Profits available for distribution to shareholders	3,705,531	2,999,844
Less: Ordinary shares' dividend appropriated to shareholders	(391,370)	(210,738)
Retained profits carried forward	3,314,161	2,789,106

CONSOLIDATED BALANCE SHEET (UNAUDITED)

as at 30 June 2006
(Expressed in Renminbi'000)

	30 June 2006	31 December 2005
ASSETS		
Current assets		
Cash at bank and in hand	735,215	845,642
Bank acceptance bills receivable	7,165	6,475
Trade receivables	1,476,014	1,256,857
Other receivables	119,868	69,441
Prepayments	121,665	11,168
Inventories	474,450	558,847
Total current assets	2,934,377	2,748,430
Long-term investments		
Long-term equity investments	1,710,627	1,374,344
Including consolidation difference and equity investment difference	358,652	283,017
Fixed assets		
Fixed assets, at cost	35,714,214	33,007,379
Less: Accumulated depreciation	(13,643,932)	(11,829,642)
Net book value of fixed assets	22,070,282	21,177,737
Construction materials	7,085,688	5,062,900
Construction in progress	8,741,813	3,850,818
Total fixed assets	37,897,783	30,091,455
Intangible assets and other assets		
Intangible assets	199,881	170,747
Deferred taxation		
Deferred tax assets	56,651	58,822
Total assets	42,799,319	34,443,798
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term loans	7,230,496	4,094,297
Bank acceptance bills payable	745,934	164,045
Trade payables	1,088,888	897,872
Wages payable	118,636	108,527
Welfare payable	24,731	24,673
Taxes payable	247,428	250,569
Other payables	32,781	25,298
Other creditors	869,508	624,754
Long-term loans due within one year	3,033,863	1,981,461
Total current liabilities	13,392,265	8,171,496
Long-term liabilities		
Long-term loans	14,230,428	12,356,717
Special payables	174,100	113,370
Total long-term liabilities	14,404,528	12,470,087
Deferred taxation		
Deferred tax liabilities	430,555	299,038
Total liabilities	28,227,348	20,940,621
Minority interests	1,929,423	977,006
Shareholders' equity		
Share capital	6,021,084	6,021,084
Capital reserve	1,897,561	1,897,561
Surplus reserves	1,409,742	1,409,742
Including statutory public welfare fund	—	379,434
Retained profits	3,314,161	3,197,784
Including cash dividends proposed after the balance sheet date	—	391,370
Total shareholders' equity	12,642,548	12,526,171
Total liabilities and shareholders' equity	42,799,319	34,443,798



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("the PRC"))

(Stock code: 1071)

Announcement
2006 Interim Results

III. DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Effects of major differences between PRC GAAP and IFRS on net profit, are analysed as follows:

		Six months ended 30 June	
		2006	2005
	Note	*RMB'000*	*RMB'000*
Net profits under PRC GAAP		507,747	454,053
Adjustments:			
Net fair value adjustment	(a)	(20,242)	(16,447)
Adjustment of goodwill/consolidation difference	(b)	9,696	14,679
Capitalised interest from general loans	(c)	46,460	14,985
Government grants	(d)	480	—
Other adjustments	(e)	—	235
Effects of the above adjustments on taxation		(8,099)	82
Minority interests	(f)	65,513	48,722
Profit for the period under IFRS		601,555	516,309

Effects of major differences between PRC GAAP and IFRS on equity, are analysed as follows:

		30 June 2006	31 December 2005
	Note	*Rmb'000*	*Rmb'000*
Shareholders' fund under PRC GAAP		12,642,548	12,526,171
Adjustments:			
Net fair value adjustment	(a)	580,766	415,976
Adjustment on goodwill/consolidation difference	(b)	(314,221)	(238,586)
Capitalisation of general loans	(c)	104,717	58,257
Government grants	(d)	(17,760)	(18,240)
Other adjustments	(e)	(127)	(127)
Effects of the above adjustments on taxation		(184,816)	(121,742)
Minority interests	(f)	2,258,564	1,040,707
Total equity under IFRS		15,069,671	13,662,416

Notes:

(a) When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entity. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entity. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entity of the Company and such differences are mainly attributable to fixed assets.

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entity and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidation difference and goodwill. Also, according to PRC GAAP, consolidation difference is amortised using straight line method. According to IFRS 3, goodwill is not amortised but is tested annually for impairment.

(c) According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as part of the cost of that asset. According to IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.

(d) According to PRC GAAP, conditional government grants should be recorded in long-term liabilities first and credited to capital reserve after fulfilling the requirements from government for the construction projects. According to IFRS, conditional government grants should be recorded in long-term liabilities first and credited to the income statement using straight line method over the useful lives of the relevant assets after fulfilling the requirements from government for the construction projects.

(e) No material individual adjustments included in other adjustments.

(f) According to PRC GAAP, minority interests are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net profit. According to IFRS, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented in the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity shareholders of the Company.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

二零零六年中期業績公告

華電國際電力股份有限公司(「本公司」)董事會(「董事會」)公佈本公司及其附屬公司和合營公司(「本集團」)按《國際財務報告準則》編制的截至二零零六年六月三十日止六個月未經審計的綜合財務業績摘要。截至二零零六年六月三十日止六個月本集團的中期業績雖未經審計,但已由本公司的核數師畢馬威會計師事務所按照香港會計師公會所頒佈的《核數準則》第700號——「中期財務報告的審閱」進行了審閱。畢馬威會計師事務所致董事會的無重大修訂獨立審閱報告載於將寄送各股東的中期報告中。同時,本公司審核委員會對本集團二零零六年中期業績及其相關財務資料亦已進行了審閱。

財務及業務概要:

- 本集團按照財務報告合併口徑計算,發電量完成248.6億千瓦時,同比增長約8.91%;
- 上網電量完成232.7億千瓦時,同比增長約8.87%;
- 營業額約為人民幣71.16億元,同比增長約11.20%;
- 實現本公司股東權益持有人應佔除稅後溢利約為人民幣5.36億元,同比增長約14.64%;及
- 每股盈利約為人民幣0.089元。

本公司董事會在此公佈截至二零零六年六月三十日止六個月未經審計的經營業績以及與二零零五年同期相關經營結果的比較。截至二零零六年六月三十日止六個月,本集團取得營業額約為人民幣71.16億元,與二零零五年同期相比增長了約11.20%;實現本公司股東權益持有人應佔除稅後溢利約為人民幣5.36億元,比去年同期增長約14.64%;每股盈利約為人民幣0.089元,每股淨資產(不含少數股東權益)約為人民幣2.13元。

二零零六年上半年,本集團在報告期內所屬機組安全穩定運行,發電量及銷售收入繼續保持較高增長。詳細經營情況分析參見以下所載未經審計的財務資料。

本集團發電設施情況

本集團為中國最大型的上市發電集團之一。於二零零六年六月三十日,本集團擁有控參股總裝機容量達10,967.2MW,本公司擁有權益裝機容量達8,601.4MW。截至本公告日期,本集團擁有控參股總裝機容量達11,567.2MW,本公司擁有權益裝機容量達9,007.6MW。其詳情見下表:

發電廠/公司名稱	容量(MW)(截至本公告日期)	本公司擁有權益	機組構成	備註
鄒縣發電廠	2,540	100%	2X600MW+4X335MW	2台1,000MW機組在建
十里泉發電廠	1,285	100%	2X300MW+4X140MW+1X125MW	
萊城發電廠	1,200	100%	4X300MW	
華電濰坊發電有限公司(簡稱「濰坊公司」)(註1)	660	45%	2X330MW	2台670MW機組在建
華電青島發電有限公司(簡稱「青島公司」)(註2)	1,260	55%	4X300MW+60MW	
華電淄博熱電有限公司(簡稱「淄博公司」)	467	100%	2X145MW+2X88.5MW	
華電章丘發電有限公司(簡稱「章丘公司」)(註2/註3)	590	80.41%	1X300MW+2X145MW	1台300MW機組在建
華電滕州新源熱電有限公司(簡稱「滕州公司」)(註3)	333	54.49%	2X150MW+1X33MW	2台315MW機組在建
四川廣安發電有限責任公司(簡稱「廣安公司」)	1,200	80%	4X300MW	2台600MW機組在建
安徽華電宿州發電有限公司(簡稱「宿州公司」)	—	97%	—	2台600MW機組在建
華電新鄉發電有限公司(簡稱「新鄉公司」)	—	90%	—	2台660MW機組在建
寧夏中寧發電有限責任公司(簡稱「中寧公司」)(註4)	660	50%	2X330MW	
華電寧夏靈武發電有限公司(簡稱「靈武公司」)(註5)	—	65%	—	2台600MW機組在建
寧夏發電集團有限責任公司(簡稱「寧夏發電公司」)	1,432.2	31.11%	4X330MW+112.2MW	112.2MW為風電 4X330MW為火電
安徽池州九華發電有限公司(簡稱「池州公司」)	600	40%	2X300MW	
四川瀘州川南發電有限責任公司(簡稱「瀘州公司」)	—	40%	—	2台600MW機組在建
控參股總裝機容量(註6)	11,567.2			
權益裝機容量(註7)	9,007.6			

註1: 本公司於二零零六年一月完成對濰坊公司增資擴股,並於變更工商登記手續後,持有其45%的權益,並取得財務及經營決策權。自二零零六年一月起,濰坊公司的合併方式由30%比例合併改為100%合併。

註2: 青島公司二期工程第二台300MW機組及章丘公司二期工程第一台300MW機組分別於二零零六年七月九日和七月十四日完成中國國家規定的168小時滿負荷試運行,並正式投入商業運營。

註3: 滕州公司二期工程兩台315MW機組擴建項目及章丘公司二期工程兩台300MW機組擴建項目已分別於二零零六年四月及六月獲國家發展和改革委員會(簡稱「國家發改委」)核准。

註4: 中寧公司原名為寧夏英力特中寧發電有限公司,二零零六年六月經變更工商註冊登記後改名為寧夏中寧發電有限責任公司。

註5: 二零零六年二月靈武公司成立,本公司持有其65%的權益,自成立之日起本集團將其列入合併報表範圍內。

註6: 本公司、附屬公司、合營公司及聯營公司裝機容量之和,其中寧夏發電公司扣除了其持有50%權益的合營公司——中寧公司660MW的容量併入。

註7: 本公司及控參股公司裝機容量按持股比例計算之和,其中寧夏發電公司是按其權益容量1,092MW的31.11%併入。

二零零六年六月在第35屆(二零零五年度)全國火電大機組(單機容量300MW及以上)競賽評比中,全國共計317台機組參賽,以機組的運行效率、安全運行時間及勞動生產率等為評比指標,其中69台機組獲獎,獲獎率為21.8%。本集團參賽的300MW和600MW機組共20台,共有9台機組獲獎,獲獎率達45%。其中本集團鄒縣發電廠5號機組榮獲600MW級發電機組一等獎;鄒縣發電廠6號機組榮獲600MW級發電機組三等獎;鄒縣發電廠3號機組、青島公司2號機組及萊城發電廠3號機組分別榮獲300MW級發電機組一等獎;廣安公司3、4號機組榮獲300MW級發電機組二等獎;濰坊公司2號機組、十里泉發電廠6號機組及青島公司1號機組榮獲300MW級發電機組三等獎。

業務回顧

(1) 發電生產

截至二零零六年六月三十日止六個月,本集團發電量按財務報告合併口徑計算約為248.6億千瓦時,同比增長了8.91%。本集團設備平均利用小時為2,714小時,比二零零五年同期下降77小時。

(2) 營業額

截至二零零六年六月三十日止六個月,本集團實現營業額約為人民幣71.16億元,同比增長約11.20%。其中售電收入約為人民幣69.56億元,同比增長約11.21%;售熱收入約人民幣1.60億元,同比增長約10.54%。

(3) 溢利

截至二零零六年六月三十日止六個月,本集團之經營溢利約為人民幣10.91億元,同比增長約14.71%;本公司股東權益持有人應佔除稅後溢利約為人民幣5.36億元,同比增長約14.64%;每股盈利約為人民幣0.089元;每股淨資產(不含少數股東權益)約為人民幣2.13元。

(4) 新增裝機

截至目前,本集團於二零零六年共投產兩台發電機組:青島公司二期工程第二台300MW機組於二零零六年七月九日建成投產;章丘公司二期工程第一台300MW機組於二零零六年七月十四日建成投產。

(5) 在建工程

截至目前,本集團在建項目有:鄒縣發電廠四期工程2X1,000MW機組、濰坊公司二期工程2X670MW機組、章丘公司二期工程1X300MW機組、滕州公司二期工程2X315MW熱電機組、廣安公司三期工程2X600MW機組、靈武公司2X600MW機組、宿州公司一期工程2X600MW機組、新鄉公司一期工程2X660MW機組及瀘州公司2X600MW機組。以上機組預期將於二零零六年下半年至二零零八年陸續投產。

(6) 前期項目

目前,本集團正在開展前期工作的項目有:四川大渡河瀘定水電站四台220MW項目已獲得開發權,並積極努力爭取大渡河流域其他水電項目的開發權;積極參與國家風電特許權招標,獲得江蘇濱海、青島即墨風電項目開發權,與山東、河北、遼寧、寧夏、內蒙古等地方政府簽訂風電開發協議;在火電項目開發儲備方面,本集團正積極在山東、安徽、寧夏、河南等地研究開發儲備電源項目。

管理層討論與分析

(1) 宏觀經濟與電力需求

二零零六年上半年,全國國內生產總值(GDP)約達到人民幣91,443億元,按可比價格計算,比二零零五年同期增長10.9%。全社會用電總計13,111億千瓦時,同比增長12.89%。其中,第一產業用電量同比增長9.31%;第二產業用電量同比增長13.28%;第三產業用電量同比增長10.39%;城鄉居民生活用電量增長13.43%。

本集團目前經營及在建的發電機組分佈於山東、四川、寧夏、安徽及河南省/自治區,近幾年這些地區經濟發展迅速,GDP始終保持較高的增長勢頭。二零零六年上半年,山東、四川、安徽及河南省GDP按可比價格計算的增長率分別為15.3%、13.3%、11.9%和14.0%,比全國平均水平分別高出4.4、2.4、1.0和3.1個百分點,寧夏回族自治區GDP增長率為10.6%,略低於全國平均水平。山東省全社會用電量增長16.59%,其它地區用電需求在GDP增長的同時均保持了較快速度的增長。

(2) 營業額及利潤

截至二零零六年六月三十日止六個月,本集團向電網售電232.7億千瓦時,同比增長8.87%。增長的原因一是新投產機組的電量貢獻;二是濰坊公司由過去按30%比例合併方法改為100%合併和中寧公司從二零零六年開始按50%的權益比例納入合併報表範圍。(以下簡稱「濰坊公司合併方式改變和中寧公司納入合併報表範圍」,詳情請見重大事項第三項)。上半年,本集團實現營業額約為人民幣71.16億元,比去年同期上升約11.20%,主要原因是發電量的增長及平均上網電價比去年同期增長約人民幣7.40元/兆瓦時(含增值稅),約2.16%。其中售電收入約為人民幣69.56億元,同比增長11.21%;售熱收入約人民幣1.60億元,同比增長約10.54%。

經營溢利約為人民幣10.91億元,比去年同期增長約14.71%。

(3) 經營費用

二零零六年上半年,本集團經營費用約為人民幣60.25億元,比去年同期增長約10.59%,主要原因是發電量增長,以及濰坊公司合併方式改變和中寧公司納入合併報表範圍。

煤炭費用是本集團最主要的經營費用。上半年本集團煤炭費用約為人民幣38.54億元,比去年同期增長6.96%,增長幅度低於發電量增長的百分比;本集團單位發電煤炭成本約為人民幣159.54元/兆瓦時,同比下降了約1.59%。

上半年,本集團折舊及攤銷約為人民幣9.34億元,比去年同期增加人民幣約1.26億元,主要原因是新投產機組增加了資產,使折舊增加,以及濰坊公司合併方式改變和中寧公司納入合併報表範圍。

上半年,本集團大修費用約為人民幣1.38億元,比去年同期減少人民幣約530萬元,主要原因是進行大修機組的數目同比有所減少。

上半年,本集團維修保養費用約為人民幣6,918萬元,比去年同期增加人民幣約268萬元,增長約4.03%,低於發電容量及發電量增長的百分比,主要原因是通過成本控制的成效。

上半年,本集團員工成本約為人民幣5.50億元,比去年同期增加人民幣約1.18億元,增長約27.33%,主要是因為濰坊公司合併方式改變和中寧公司納入合併報表範圍。

上半年,本集團行政費用約為人民幣2.49億元,比去年同期增加人民幣約3,516萬元,主要原因是環保費用增加,以及濰坊公司合併方式改變和中寧公司納入合併報表範圍。

上半年,本集團其它經營費用約為人民幣1.44億元,比去年同期增加人民幣約2,344萬元,主要是燃油價格大幅上漲增加了發電燃油成本,以及多發電量增加發電水費。

(4) 財務費用

截至二零零六年六月三十日止六個月,本集團財務費用淨額約為人民幣2.53億元,比去年同期增加約7.08%。其中,利息支出人民幣約2.91億元,比去年同期增長約8.28%,主要是青島公司新機組投產後貸款利息開支增加,以及濰坊公司合併方式改變和中寧公司納入合併報表範圍。

(5) 債務

於二零零六年六月三十日,本集團總借款金額為人民幣244.95億元,其中美元貸款為1.97億美元,資產負債率(即總負債/總資產)為65.46%。

(6) 現金及現金等價物

於二零零六年六月三十日,本集團擁有現金及現金等價物約人民幣7.35億元。

(7) 生產、運行及安全情況

上半年,本集團發電機組等效可用係數為91.29%;等效強迫停運率為0.70%。

上半年,本集團在報告期內所屬機組安全穩定運行,共實現十六個百日安全記錄。滕州公司連續安全生產超過3,000天,鄒縣發電廠、萊城發電廠、廣安公司、青島公司、濰坊公司及淄博公司連續安全生產紀錄超過2,000天,章丘公司超過1,000天。

上半年,本集團全年共有五次大修,十四次小修,計劃檢修率6.91%。

業務展望

二零零六年,是中國「十一·五」規劃第一年,國家對「十一·五」期間國民經濟和社會發展做出一系列新的戰略部署,明確提出以貫徹科學發展觀統領經濟社會發展全局,推進建設和諧社會,大力發展循環經濟,加快經濟增長方式轉變,建設資源節約型、環境友好型社會等。對於發電企業來講,中國經濟仍將繼續穩步增長,對電力需求的日益增長給予強有力的支持。

二零零六年下半年本集團重點工作目標如下:

1. 確保所屬電廠繼續保持安全穩定運營,完成本集團二零零六年的經營目標,嚴格控制成本,確保所屬發電廠各項技術經濟指標繼續保持行業領先水平。
2. 確保在建工程進展順利,確保工程安全、質量、進度、造價(處於受控狀態),確保濰坊公司二期工程第一台670MW機組、章丘二期工程第二台300MW機組和滕州二期工程第一台315MW機組年內投入商業運營。
3. 積極推進本集團前期項目的進展工作,進一步優化電源結構和區域結構,積極開發新能源項目,實現以火電為主,水電、風電、生物質能發電等互補的多元化發電結構。
4. 繼續善用中國華電集團公司在全國範圍內開發電源項目的優勢,爭取更多新項目的開發和建設,加快本集團發電業務全國發展的步伐。
5. 大力加強煤炭成本控制力度,繼續加強與煤礦方面長期戰略合作夥伴關係,以便於提高煤炭質量,保證煤炭供應。
6. 繼續實施低成本戰略,進一步提升公司的盈利能力。
7. 積極探討多渠道債務融資方式,降低融資成本,滿足因本集團業務加速發展而對資金的需求。
8. 推進人力資源管理創新,提高本集團管理隊伍的整體素質。

股息

本公司董事會決定,不派發截至二零零六年六月三十日止六個月期間的中期股息。

關連交易

根據《上市規則》的規定,本公司於截至二零零六年六月三十日止六個月期間發生的關連交易有:

投資華電煤業集團有限公司(「華電煤業」)

於二零零六年四月二十四日,本公司與華電煤業簽訂《華電煤業集團有限公司增資擴股協議書》,參與華電煤業增資擴股。完成增資擴股後,本公司擁有華電煤業註冊資本的20.19%,中國華電集團公司則直接持有華電煤業約51.28%的權益,其餘部分由中國華電集團公司的其他附屬公司和聯營公司持有。有關事宜詳情載於本公司日期為二零零六年四月二十四日的公告。

File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼： 1071)

二零零六年中期業績公告

重大事項

1. 股權分置改革

根據中國國務院《關於推進資本市場改革開放和穩定發展的若干意見》和中國證券監督管理委員會等發佈的相關法規的規定，本公司於二零零六年六月十二日刊登了《關於股權分置改革的提示性公告》，本公司股票開始停牌正式進入股權分置改革程序；六月十五日刊登了《股權分置改革方案公告》；六月二十三日刊登了《調整股權分置改革方案的公告》；七月五日刊登了《股權分置改革方案獲國資委批准》；七月十日，本公司召開了股權分置改革A股市場相關股東大會，投票通過了本公司股權分置改革方案並於次日刊登了《股權分置改革相關股東會議表決結果公告》；七月二十日刊登了《股權分置改革方案獲得商務部批准》；七月二十六日，本公司刊登了《股權分置改革方案實施公告》。目前本公司股票已於二零零六年八月一日復牌上市交易，簡稱「G華電電」。

本公司非流通股股東向二零零六年七月二十八日登記在冊的本公司流通A股股東每10股A股支付3股對價股份；自二零零六年八月一日起，本公司非流通股股東持有的原非流通股股份即獲得上市流通權，但由於有限售條件，目前暫時沒有實際流通。

詳情請參見本公司所刊登的一系列股改相關公告。

2. 電價調整

為解決煤價上漲及鐵路運價調整等因素對電價的影響，國家發改委決定自二零零六年六月三十日起適當調整華北、華中、華東和西北等電網的上網電價。本集團位於山東省的發電機組現行上網電價低於人民幣400元/兆瓦時(含增值稅，下同)的提高人民幣10.9元/兆瓦時，高於人民幣400元/兆瓦時的提高人民幣6元/兆瓦時；位於四川省的廣安公司發電機組上網電價提高人民幣14.8元/兆瓦時；位於寧夏回族自治區的中寧公司發電機組上網電價提高人民幣3.4元/兆瓦時(寧夏回族自治區暫不取消超發電價)；位於安徽省的池州公司發電機組上網電價提高人民幣2元/兆瓦時。

按照上述電價調整方案，本集團平均上網電價(含增值稅)比調整前提高人民幣11元/兆瓦時(不含脫硫加價)。本次電價調整自二零零六年六月三十日起執行，具體調整方案載於本公司日期為二零零六年六月三十日的公告。

3. 濰坊公司和中寧公司合併報表口徑的變化

本公司於二零零六年一月對濰坊公司的權益增加15%至45%，並根據濰坊公司修改後的公司章程，本公司對濰坊公司具有財務及經營決策權，因此濰坊公司由本公司的合營公司改為附屬公司，並由過去按30%的比例合併改為採用按100%合併的會計處理。中寧公司從二零零六年開始按修改後的公司章程成為本公司的合營公司，並按50%的權益比例納入合併報表範圍。

4. 中國證監會山東監管局(山東證監局)巡檢情況

山東證監局於二零零六年五月二十九日至六月二日對本公司進行了巡迴檢查。山東證監局於二零零六年六月二十九日<魯證監公司字[2006]32號>下發了《整改通知》。本公司根據《整改通知》中提出的整改要求，依據相關法律、法規的規定和要求，對通知中的有關問題提出了詳細的整改措施。詳細情況請登陸上海交易所網站：http://www.sse.com.cn，查詢本公司按照中國會計準則編制的二零零六年中期報告。

購入、出售或贖回上市證券

於截至二零零六年六月三十日止六個月期間，本公司及其各附屬公司並無購入、出售或贖回任何其已發行證券(「證券」一詞的涵義見《上市規則》附錄十六第1條)。

委託存款及逾期定期存款

於二零零六年六月三十日，本集團存放於財務機構或其他方的存款並沒有任何委託或信託存款，或本集團在到期時未能收回的任何重大定期存款。

重大訴訟

於二零零六年六月三十日，本集團並無涉及任何重大法律訴訟或仲裁事項。此外，據本公司董事所知，截至二零零六年六月三十日，本集團亦無任何尚未了結或可能提出或被控的重大訴訟或索償。

審核委員會

本公司的審核委員會已審閱按《國際會計準則》第34號「中期財務報告」編制的截至二零零六年六月三十日止六個月期間的未經審計財務報表。

企業管治

本公司的企業管治守則包括但不限於本公司公司章程、審核委員會議事守則、股東大會議事規則、董事會議事規則、監事會議事規則等文件。

本公司董事會已檢討本公司採納的企業管治守則文件下的有關規定和公司實務情況，認為本公司於二零零六年上半年的企業管治水平已達到上市規則附錄十四所載《企業管治常規守則》下「守則條文」的要求，無與該等條文偏離的地方。

承董事會命
華電國際電力股份有限公司
賀恭
董事長

中國•濟南
二零零六年八月二十五日

於本公告日期，本公司董事會由下列成員組成：

賀恭(董事長，非執行董事)、陳飛虎(副董事長，非執行董事)、朱崇利(副董事長，非執行董事)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)。

* *僅供識別*

一、按照《國際財務報告準則》編制的未經審計的中期財務報告財務信息摘要

綜合損益表(未經審計)

截至二零零六年六月三十日止六個月
(以人民幣列示)

	附註	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
營業額	3	7,116,054	6,399,448
經營費用			
耗煤		(3,853,880)	(3,602,948)
折舊及攤銷		(933,666)	(807,280)
大修費用		(137,833)	(143,133)
維修保養費用		(69,179)	(66,501)
員工成本		(549,666)	(431,684)
行政費用		(248,602)	(213,439)
銷售有關稅項		(88,209)	(62,769)
其他經營費用		(143,866)	(120,429)
		(6,024,901)	(5,448,183)
經營溢利		1,091,153	951,265
投資收益		19,296	—
其他收益淨額		14,437	18,556
財務費用淨額	4	(253,009)	(236,289)
應佔聯營公司溢利減虧損		(186)	9,621
除稅前溢利	5	871,691	743,153
所得稅	6	(270,136)	(226,844)
本期間溢利		601,555	516,309
屬於：			
本公司股東權益持有人		536,042	467,587
少數股東權益		65,513	48,722
本期間溢利		601,555	516,309
每股基本盈利	8(i)	人民幣0.089元	人民幣0.079元

綜合資產負債表(未經審計)

於二零零六年六月三十日
(以人民幣列示)

	附註	二零零六年 六月三十日 人民幣千元	二零零五年 十二月三十一日 人民幣千元
非流動資產			
物業、機械裝置及設備		22,734,105	21,348,609
在建工程		16,014,024	9,048,143
預付租賃		508,223	429,770
無形資產		44,431	44,431
聯營公司權益		1,218,812	918,211
其他投資		135,539	175,639
遞延稅項資產		32,161	46,218
		40,687,295	32,011,021
流動資產			
存貨		474,450	558,847
訂金、其他應收款及預付款		246,236	87,127
應收賬款及應收票據	9	1,483,179	1,263,332
可收回稅項		1,803	2,789
現金及現金等價物		735,215	845,642
		2,940,883	2,757,737
流動負債			
銀行貸款		8,608,545	5,492,551
股東貸款的本期部分		—	175,000
國家貸款的本期部分		9,864	9,584
其他貸款		1,645,950	398,623
應付控股公司款		10,415	33,000
應付賬款及應付票據	10	1,834,822	1,061,917
其他應付款		1,161,293	889,640
應付稅項		123,179	113,970
		13,394,068	8,174,285
淨流動負債		(10,453,185)	(5,416,548)
總資產減流動負債		30,234,110	26,594,473
非流動負債			
銀行貸款		12,158,631	9,785,891
股東貸款		1,335,000	1,135,000
國家貸款		80,977	70,179
其他貸款		655,820	1,365,647
遞延政府補助		196,300	136,170
遞延稅項負債		737,711	439,170
		15,164,439	12,932,057
資產淨額		15,069,671	13,662,416
資本及儲備			
股本		6,021,084	6,021,084
儲備		6,790,023	6,600,625
屬於本公司股東權益持有人的權益		12,811,107	12,621,709
少數股東權益		2,258,564	1,040,707
總權益		15,069,671	13,662,416

未經審計中期財務報告附註 *(以人民幣列示)*

(1) 編製基準

本中期財務報告已按照《香港聯合交易所有限公司證券上市規則》適用的披露條文編製，包括符合國際會計準則委員會所採納的《國際會計準則》第34號「中期財務報告」的規定。本中期財務報告於二零零六年八月二十五日許可發出。

管理層在編製符合《國際會計準則》第34號規定的中期財務報告時所作的判斷、估計和假設，會影響會計政策的應用及於財務報表截止日的資產及負債的匯報數額以及報告期內的收入和支出的匯報數額。實際結果可能與估計金額有異。

在編製中期財務報告時，管理層在採用會計政策時所作的重要判斷及其估計的不確定性的主要來源，是與本集團截至二零零五年十二月三十一日止年度的綜合財務報表中所採用的一致。

本中期財務報告包括簡略綜合財務報表和若干選定的解釋附註。這些附註闡述了自二零零五年年度財務報表刊發以來，在了解本集團的財務狀況和業績方面的變動確屬重要的若干事件和交易。本簡略綜合中期財務報表和其中所載的附註並未載有已按照國際會計準則委員會所採納的《國際財務報告準則》的要求編製完整財務報表所需的一切資料。《國際財務報告準則》包括所有適用的個別《國際財務報告準則》、《國際會計準則》及相關的詮釋。

國際會計準則委員會頒佈了多項新定及經修訂的《國際財務報告準則》。這些準則在由二零零六年一月一日或以後開始的會計期間生效或可供提早採用。董事會根據已頒布的《國際財務報告準則》，確定預期在編製本集團截至二零零六年十二月三十一日止年度的年度財務報表時採用的會計政策。

本中期財務報表刊發日後，適用於截至二零零六年十二月三十一日止年度的年度財務報表有效或可供提早採用的《國際財務報告準則》有可能受到國際會計準則委員會頒布額外詮釋或作出的其他修訂所影響。因此，管理層不能在本中期財務報表刊發日準確地確定本集團將對該期間財務報表採用的會計政策。

本中期財務報告已按照二零零五年年度財務報表所採用的會計政策編製。採用新定及經修訂的《國際財務報告準則》對本集團經營業績及財務狀況並無任何重大影響。

本中期財務報告雖未經審計，但已由畢馬威會計師事務所按照香港會計師公會所頒佈的《核數準則》第700號—「中期財務報告的審閱」進行了審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於將寄送各股東的中期財務報告中。

雖然中期財務報告所載有關截至二零零五年十二月三十一日止財政年度的財務資料並不構成本公司在該財政年度根據《國際財務報告準則》編製的財務報表，但這些財務資料均取自該等財務報表。截至二零零五年十二月三十一日止年度的財務報表可於本公司的法定地址索取。審計師已在其二零零六年三月二十四日的報告中對這些財務報表發表了無保留意見。

(2) 收購

於二零零六年一月，本公司持有華電濰坊發電有限公司(「濰坊公司」)的權益由30%增加至45%。根據濰坊公司經修改後的公司章程，本公司已獲得對濰坊公司的財務及經營決策權，因此，濰坊公司由本公司的合營公司改為附屬公司。本集團對濰坊公司的投資由以按比例合併法改為合併法記入綜合財務報表。

於二零零六年，寧夏中寧發電有限責任公司(「中寧公司」)(前稱「寧夏英力特中寧發電有限公司」)修改其公司章程。根據經修改後的公司章程，本公司和寧夏發電集團有限責任公司(「寧夏發電公司」)共同控制中寧公司，因此，中寧公司由本公司的聯營公司改為合營公司。本集團對中寧公司的投資由以權益法改為按比例合併法記入綜合財務報表。

收購對本集團的資產及負債的影響如下：

	購買前賬面值 人民幣千元	公允值調整 人民幣千元	購買確認值 人民幣千元
物業、機械裝置及設備	2,039,255	166,080	2,205,335
在建工程	1,054,545	—	1,054,545
預付租賃	78,547	—	78,547
其他投資	3,500	—	3,500
存貨	36,088	—	36,088
訂金、其他應收款及預付款	2,255	—	2,255
應收賬款	114,262	—	114,262
現金及現金等價物	675,149	—	675,149
應付賬款	(101,885)	—	(101,885)
其他應付款	(109,717)	—	(109,717)
應付稅項	(3,366)	—	(3,366)
貸款	(2,270,732)	—	(2,270,732)
遞延政府補助	(33,530)	—	(33,530)
遞延稅項負債	(179,377)	(51,402)	(230,779)
少數股東權益	(612,838)	(81,997)	(694,835)
合計	692,156	32,681	724,837
減：所購入的現金及現金等價物			(675,149)
聯營公司權益轉入			(95,337)
現金流入淨額			(45,649)

截至二零零六年六月三十日止六個月，這些收購為本集團帶來未經審計的營業額為人民幣551,341,000元和未經審計的除稅後溢利為人民幣32,992,000元。

(3) 營業額

營業額是指售電及售熱的收入，並已扣除增值稅。本集團營業額的重要類別列示如下：

	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
售電收入	6,956,095	6,254,736
售熱收入	159,959	144,712
	7,116,054	6,399,448

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

二零零六年中期業績公告

(4) 財務費用淨額

	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
銀行及其他貸款的利息	608,904	361,969
減：利息資本化	(318,218)	(93,509)
利息支出淨額	290,686	268,460
減：利息收入	(4,542)	(11,511)
外幣匯兌淨收益	(14,481)	—
衍生金融工具淨收益	(18,654)	(20,660)
財務費用淨額	253,009	236,289

(5) 除稅前溢利

計算除稅前溢利時已扣除／(計入)：

	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
存貨成本	4,117,367	3,851,966
無形資產及預付租賃攤銷	15,844	11,008
折舊	917,822	796,272
股息收入	(3,140)	—
出售投資收益	(16,156)	—

(6) 所得稅

	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
中華人民共和國(「中國」)企業所得稅準備	210,452	162,680
遞延稅項	59,684	64,164
	270,136	226,844

除其中一間附屬公司享有優惠稅率15%和一間合營公司享有免稅外，本集團的中國企業所得稅根據相關的企業所得稅法規釐定的截至二零零六年六月三十日止六個月的估計應課稅溢利，以法定稅率33%(截至二零零五年六月三十日止六個月：33%)計算。

(7) 股息

(i) 中期股息：

截至二零零六年六月三十日止六個月，董事並不建議派發中期股息(截至二零零五年六月三十日止六個月：人民幣零元)。

(ii) 屬於上一財政年度，並於中期核准及支付的股息：

	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
屬於截至二零零五年十二月三十一日止年度，並於下一中期核准及支付末期股息每股人民幣0.065元(截至二零零四年十二月三十一日止年度：人民幣0.035元)	391,370	210,738

(8) 每股盈利

(i) 每股基本盈利

每股基本盈利是按照截至二零零六年六月三十日止六個月的普通股股東應佔溢利人民幣536,042,000元(截至二零零五年六月三十日止六個月：人民幣467,587,000元)，及截至二零零六年六月三十日止六個月內已發行的加權平均股數6,021,084,000股(截至二零零五年六月三十日止六個月：5,893,584,000股)計算。

(ii) 每股攤薄盈利

截至二零零五年和二零零六年六月三十日止六個月均沒有可能造成攤薄影響的股份。

(9) 應收賬款及應收票據

	二零零六年 六月三十日 人民幣千元	二零零五年 十二月三十一日 人民幣千元
售電應收賬款及應收票據	1,421,218	1,214,094
售熱應收賬款及應收票據	61,961	49,238
	1,483,179	1,263,332

應收售電款自發票日起計30天內到期。應收售熱款自發票日起計90天內到期。

應收賬款及應收票據的賬齡分析如下：

	二零零六年 六月三十日 人民幣千元	二零零五年 十二月三十一日 人民幣千元
1年以內	1,465,810	1,247,413
1至2年	1,468	17
2至3年	733	1,594
3年以上	15,168	14,308
	1,483,179	1,263,332

(10) 應付賬款及應付票據

所有應付賬款及應付票據將於一年內到期。

二、按照中國會計準則和制度編制的未經審計合併會計報表財務信息摘要

以下綜合財務資料節錄自本集團二零零六年中期報告中所載的按中國會計準則和制度編制的未經審計合併會計報表：

合併利潤及利潤分配表(未經審計)
截至二零零六年六月三十日止六個月期間
(金額單位：人民幣千元)

	截至六月三十日止六個月 二零零六年	二零零五年
主營業務收入	7,116,054	6,399,448
減：主營業務成本	(5,471,619)	(4,995,240)
主營業務稅金及附加	(88,209)	(62,769)
主營業務利潤	1,556,226	1,341,439
加：其他業務利潤	10,994	7,736
減：管理費用	(433,122)	(381,494)
財務費用	(305,107)	(255,758)
營業利潤	828,991	711,923
加：投資收益	19,110	9,386
營業外收入	2,899	11,332
減：營業外支出	(1,267)	(2,371)
利潤總額	849,733	730,270
減：所得稅	(267,042)	(227,045)
少數股東損益	(74,944)	(49,172)
淨利潤	507,747	454,053
加：期初未分配利潤	3,197,784	2,545,791
可供股東分配的利潤	3,705,531	2,999,844
減：分配普通股股利	(391,370)	(210,738)
期末未分配利潤	3,314,161	2,789,106

合併資產負債表(未經審計)
於二零零六年六月三十日
(金額單位：人民幣千元)

資產	二零零六年 六月三十日	二零零五年 十二月三十一日
流動資產		
貨幣資金	735,215	845,642
應收銀行承兌匯票	7,165	6,475
應收賬款	1,476,014	1,256,857
其他應收款	119,868	69,441
預付賬款	121,665	11,168
存貨	474,450	558,847
流動資產合計	2,934,377	2,748,430
長期投資		
長期股權投資	1,710,627	1,374,344
其中：合併價差及股權投資差額	358,652	283,017
固定資產		
固定資產原價	35,714,214	33,007,379
減：累計折舊	(13,643,932)	(11,829,642)
固定資產淨值	22,070,282	21,177,737
工程物資	7,085,688	5,062,900
在建工程	8,741,813	3,850,818
固定資產合計	37,897,783	30,091,455
無形資產及其他資產		
無形資產	199,881	170,747
遞延稅項		
遞延稅項資產	56,651	58,822
資產總計	42,799,319	34,443,798
負債和股東權益		
流動負債		
短期借款	7,230,496	4,094,297
應付銀行承兌匯票	745,934	164,045
應付賬款	1,088,888	897,872
應付工資	118,636	108,527
應付福利費	24,731	24,673
應交稅金	247,428	250,569
其他應交款	32,781	25,298
其他應付款	869,508	624,754
一年內到期的長期借款	3,033,863	1,981,461
流動負債合計	13,392,265	8,171,496
長期負債		
長期借款	14,230,428	12,356,717
專項應付款	174,100	113,370
長期負債合計	14,404,528	12,470,087
遞延稅項		
遞延稅項負債	430,555	299,038
負債合計	28,227,348	20,940,621
少數股東權益	1,929,423	977,006
股東權益		
股本	6,021,084	6,021,084
資本公積	1,897,561	1,897,561
盈餘公積	1,409,742	1,409,742
其中：法定公益金	—	379,434
未分配利潤	3,314,161	3,197,784
其中：於資產負債表日後提議分配的現金股利	—	391,370
股東權益合計	12,642,548	12,526,171
負債和股東權益總計	42,799,319	34,443,798

三、按中國會計準則及制度和《國際財務報告準則》編制的合併會計報表的差異說明

就中國會計準則及制度和《國際財務報告準則》之主要差異對淨利潤的影響分析如下：

	註釋	截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
按中國會計準則及制度編制的會計報表的淨利潤		507,747	454,053
調整：			
淨資產公允價值調整	(a)	(20,242)	(16,447)
商譽／合併價差調整	(b)	9,696	14,679
一般性借款利息資本化	(c)	46,460	14,985
政府補助	(d)	480	—
其他調整	(e)	—	235
調整對稅務的影響		(8,099)	82
少數股東損益	(f)	65,513	48,722
按《國際財務報告準則》編制的會計報表的淨利潤		601,555	516,309

就中國會計準則及制度和《國際財務報告準則》之主要差異對股東權益的影響分析如下：

	註釋	二零零六年 六月三十日 人民幣千元	二零零五年 十二月三十一日 人民幣千元
按中國會計準則及制度編制的會計報表的股東權益		12,642,548	12,526,171
調整：			
淨資產公允價值調整	(a)	580,766	415,976
商譽／合併價差調整	(b)	(314,221)	(238,586)
一般性借款利息資本化	(c)	104,717	58,257
政府補助	(d)	(17,760)	(18,240)
其他調整	(e)	(127)	(127)
調整對稅務的影響		(184,816)	(121,742)
少數股東權益	(f)	2,258,564	1,040,707
按《國際財務報告準則》編制的會計報表的總權益		15,069,671	13,662,416

註釋

(a) 在編制合併財務報表時，根據中國會計準則及制度，合併財務報表是以母公司和子公司及合營公司的個別財務報表為依據編制；根據《國際財務報告準則》，合併財務報表是以母公司的財務報表和被收購子公司及合營公司按被收購時資產負債的公允價值為基礎編制。本公司的子公司及合營公司在被收購時的淨資產的公允價值與其賬面值存在差異，該差異主要是由於固定資產所致的。

淨資產公允價值調整主要為子公司及合營公司於被收購時的固定資產公允價值與其賬面值之差及收購日後對公允價值及賬面值之差所作的折舊調整。

(b) 根據中國會計準則及制度，合併價差是指收購成本超過購入淨資產賬面值的份額。按照《國際財務報告準則》，商譽是指收購成本超過可分淨資產公允價值的份額。如註釋(a)所述，由於購入的淨資產賬面值和公允價值存在差異，所以合併價差和商譽亦存在差異。此外，按照中國會計準則及制度，合併價差是按直線法攤銷。按照《國際財務報告準則》第三號，商譽不應作攤銷，而是每年也行減值測試。

(c) 根據中國會計準則及制度，只有為購建固定資產而借入的專門借款所發生的費用才予以資本化為該資產成本的一部分。而根據《國際財務報告準則》，對於一般性借款用於獲取一項符合條件的資產，其借款費用亦予以資本化為該資產成本的一部分。

(d) 根據中國會計準則及制度，有條件性的政府補助金會先記於長期負債，當有關的工程已符合政府補助金的要求時，政府補助金會轉入資本公積。而根據《國際財務報告準則》，有條件性的政府補助金會先記於長期負債，並當有關的工程已符合政府補助金的要求時，將根據其有關資產的使用年限內按直線法攤銷記入利潤表內。

(e) 其他調整內的每個單項調整金額並不重大。

(f) 根據中國會計準則及制度，少數股東權益在負債之外及作為股東權益的扣除項目單獨列示。同樣在合併利潤表中，少數股東損益亦作為淨利潤的扣減項目單獨列示。而根據《國際財務報告準則》，少數股東權益應於權益項目內區別於本公司股東應佔權益而單獨列示。同樣，少數股東應佔利潤作為本期間利潤或虧損在少數股東及本公司股東之間的分配，於合併利潤表內單獨列示。